                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                                (AMENDMENT NO. 1)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13(d)-2(b)


                         Harvest Natural Resources, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    41754V103
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)

[X]    Rule 13d-1(c)

[ ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 Pages


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CUSIP No. 41754V103                                           Page 2 of 14 pages



 1      NAMES OF REPORTING PERSONS............The Pabrai Investment Fund 2, L.P.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                      (b) [X]
 3      SEC USE ONLY

 4      CITIZENSHIP OR PLACE OF ORGANIZATION............................Illinois

     NUMBER OF             5     SOLE VOTING POWER            0
       SHARES
    BENEFICIALLY           6     SHARED VOTING POWER          1,178,000
      OWNED BY
        EACH               7     SOLE DISPOSITIVE POWER       0
     REPORTING
       PERSON              8     SHARED DISPOSITIVE POWER     1,178,000
        WITH

 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON......................................... 1,178,000

10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES                                           [ ]

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)..............   3.1%

12      TYPE OF REPORTING PERSON.......................................    PN


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CUSIP No. 41754V103                                          Page 3 of 14 pages


 1      NAMES OF REPORTING PERSONS................Pabrai Investment Fund 3, Ltd.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [X]
 3      SEC USE ONLY

 4      CITIZENSHIP OR PLACE OF ORGANIZATION....................  British Virgin
                                                                  Islands

     NUMBER OF             5     SOLE VOTING POWER             0
       SHARES
    BENEFICIALLY           6     SHARED VOTING POWER           634,000
      OWNED BY
        EACH               7     SOLE DISPOSITIVE POWER        0
     REPORTING
       PERSON              8     SHARED DISPOSITIVE POWER      634,000
        WITH



 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON............................................. 634,000

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES                                                [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).................    1.7%

12   TYPE OF REPORTING PERSON..........................................      CO

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CUSIP No. 41754V103                                           Page 4 of 14 pages


1   NAMES OF REPORTING PERSONS............  The Pabrai Investment Fund IV, L.P.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                        (b) [X]
3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION............................    Delaware

        NUMBER OF      5     SOLE VOTING POWER             0
          SHARES
       BENEFICIALLY    6     SHARED VOTING POWER           1,230,000
         OWNED BY
           EACH        7     SOLE DISPOSITIVE POWER        0
        REPORTING
          PERSON       8     SHARED DISPOSITIVE POWER      1,230,000
           WITH



 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON............................................  1,230,000

10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
    EXCLUDES CERTAIN SHARES                                                [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)................      3.2%

12  TYPE OF REPORTING PERSON.........................................       PN


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CUSIP No. 41754V103                                           Page 5 of 14 pages

    1  NAMES OF REPORTING PERSONS..............................Dalal Street, LLC
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]
    3  SEC USE ONLY

    4  CITIZENSHIP OR PLACE OF ORGANIZATION.......................... California

        NUMBER OF         5  SOLE VOTING
         SHARES              POWER                          0
       BENEFICIALLY
        OWNED BY          6  SHARED VOTING POWER            3,046,000
          EACH
        REPORTING         7  SOLE DISPOSITIVE POWER         0
         PERSON
          WITH            8  SHARED DISPOSITIVE POWER       3,046,000

    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON......................................... 3,046,000

   10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES                                             [ ]

   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).............      8.0%

   12   TYPE OF REPORTING PERSON......................................       CO

CUSIP No. 41754V103                                           Page 6 of 14 pages


  1  NAMES OF REPORTING PERSONS................................... Rainbee, Inc.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [X]
  3  SEC USE ONLY

  4  CITIZENSHIP OR PLACE OF ORGANIZATION............................ California


    NUMBER OF          5  SOLE VOTING POWER          0
     SHARES
  BENEFICIALLY         6  SHARED VOTING POWER        2,098
    OWNED BY
     EACH              7  SOLE DISPOSITIVE POWER     0
   REPORTING
    PERSON             8  SHARED DISPOSITIVE POWER   2,098
     WITH



  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON...............................................  2,098

  10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES                                                 [ ]

  11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)...................     *

  12 TYPE OF REPORTING PERSON............................................    CO



     * Less than one-tenth of one percent.

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CUSIP No. 41754V103                                           Page 7 of 14 pages


  1  NAMES OF REPORTING PERSONS....................................Harina Kapoor
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [X]
  3  SEC USE ONLY

  4  CITIZENSHIP OR PLACE OF ORGANIZATION.......................   United States

    NUMBER OF          5 SOLE VOTING
     SHARES              POWER                       0
  BENEFICIALLY
    OWNED BY           6 SHARED VOTING POWER         88,034
     EACH
   REPORTING           7 SOLE DISPOSITIVE POWER      0
    PERSON
     WITH              8 SHARED DISPOSITIVE POWER    88,034

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON.............................................  88,034*

  10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES                                                [ ]

  11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).................      **

  12 TYPE OF REPORTING PERSON..........................................      IN


* Includes (a) 85,200 shares of common stock held by Ms. Kapoor and Mr. Pabrai as joint tenants with rights of survivorship, (b) 2,098 shares of common stock held by Rainbee, Inc. (a corporation wholly-owned by Ms. Kapoor) and (c) 736 shares of common stock held by the IRA FBO Harina Kapoor.

** Less than one-tenth of one percent.

CUSIP No. 41754V103                                           Page 8 of 14 pages

  1  NAMES OF REPORTING PERSONS...................................Mohnish Pabrai
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [X]

  3  SEC USE ONLY

  4  CITIZENSHIP OR PLACE OF ORGANIZATION.......................   United States

   NUMBER OF           5 SOLE VOTING POWER           0
    SHARES
  BENEFICIALLY         6 SHARED VOTING POWER         3,141,232
   OWNED BY
     EACH              7 SOLE DISPOSITIVE POWER      0
   REPORTING
    PERSON             8 SHARED DISPOSITIVE POWER    3,141,232
     WITH

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON........................................... 3,141,232*

  10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES                                                [ ]

  11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)...............       8.3%

  12 TYPE OF REPORTING PERSON........................................        IN

* Includes (a) 85,200 shares of common stock held by Ms. Kapoor and Mr. Pabrai as joint tenants with rights of survivorship, (b) 2,098 shares of common stock held by Rainbee, Inc. (a corporation wholly-owned by Ms. Kapoor), (c) 736 shares of common stock held by the IRA FBO Harina Kapoor and (d) 7,198 shares of common stock held by Mr. Pabrai, as trustee, for the benefit of others under the Uniform Gifts to Minors Act.

CUSIP No. 41754V103                                           Page 9 of 14 pages


ITEM 1. (a)  NAME OF ISSUER.                     Harvest Natural Resources, Inc.

ITEM 1. (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
             OFFICES.                                      1177 Enclave Parkway,
                                                           Suite 300
                                                           Houston, Texas 77077

ITEM 2. (a)  NAME OF PERSON FILING.

This Schedule 13G is filed on behalf of The Pabrai Investment Fund II, L.P., an Illinois limited partnership ("PIF2"), Pabrai Investment Fund 3, Ltd., a British Virgin Islands corporation ("PIF3"), The Pabrai Investment Fund IV, L.P., a Delaware limited partnership ("PIF4"), Rainbee, Inc., a California corporation ("Rainbee"), Dalal Street, LLC, a California limited liability company ("Dalal"), which is general partner of PIF2 and PIF4 and sole investment manager of PIF3, Harina Kapoor, sole shareholder of Rainbee, and Mohnish Pabrai, sole shareholder and chief executive officer of Dalal and a shareholder and president of PIF3 (collectively, the "Reporting Persons"), pursuant to a Joint Reporting Agreement dated February 14, 2006, filed by the Reporting Persons as Exhibit A to this Schedule 13G.

ITEM 2. (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

                                 114 Pacifica
                                 Suite 240
                                 Irvine, CA 92618-3321

ITEM 2. (c) CITIZENSHIP.

PIF2 is an Illinois limited partnership. PIF4 is a Delaware limited partnership. PIF3 is a British Virgin Islands corporation. Rainbee is a California corporation. Dalal is a California limited liability company. Mohnish Pabrai is a United States citizen and his wife, Harina Kapoor, is also a United States citizen.

ITEM 2. (d) TITLE OF CLASS OF SECURITIES.  Common Stock, par value $.01 per share.

ITEM 2. (e) CUSIP NUMBER. 41754V103

ITEM 3. IF THIS STATEMENT IS FLED PURSUANT TO RULE 13D-1(b), 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        Not applicable.

ITEM 4. OWNERSHIP.

(a) and (b).

This Schedule 13G shall not be construed as an admission that any Reporting Person is, either for purposes of Section 13(d) or 13(g) of the Exchange Act of 1934, as amended


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CUSIP No. 41754V103                                          Page 10 of 14 pages

(the "Act") or for other purposes, is the beneficial owner of any securities covered by this statement. By virtue of the relationships between and among (i) Dalal in its capacity as the general partner and investment manager of PIF2, PIF4 and PIF3, respectively, (ii) Mohnish Pabrai, in his capacity as sole shareholder and chief executive officer of Dalal and president of PIF3 and (iii) the other Reporting Persons, as further described in Item 2(a), each of the Reporting Persons may be deemed to be the beneficial owner of all or a portion of the Common Units held by the other Reporting Persons. Because of the relationships described in Item 2(a), the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the Common Units held by members of the group. The Reporting Persons disclaim membership in a group and disclaim beneficial ownership of any of the Common Units except as follows.

                                                Common Stock
Reporting Person                             Beneficially Owned       % of Class (++)
----------------                             ------------------       ---------------
The Pabrai Investment Fund II, L.P.               1,178,000               3.1%
Pabrai Investment Fund 3, Ltd.                      634,000               1.7%
Pabrai Investment Fund IV, L.P.                   1,230,000               3.2%
Rainbee, Inc.                                         2,098                 *
Dalal Street, LLC                                 3,046,000               8.0%
Harina Kapoor                                        88,034**               *
Mohnish Pabrai                                    3,141,232***            8.3%

++ All percentages in this table are based on the 37,846,984 shares of Common Stock of Harvest Natural Resources, Inc. issued and outstanding as of October 21, 2005, as reported in the Form 10-Q for the quarterly period ended September 30, 2005 filed by Harvest Natural Resources, Inc. with the Securities and Exchange Commission on October 27, 2005.

*       Less than one-tenth of one percent.

** Includes (a) 85,200 shares of common stock held by Ms. Kapoor and Mr. Pabrai as joint tenants with rights of survivorship, (b) 2,098 shares of common stock held by Rainbee, Inc. (a corporation wholly-owned by Ms. Kapoor) and (c) 736 shares of common stock held by the IRA FBO Harina Kapoor.

*** Includes (a) 85,200 shares of common stock held by Ms. Kapoor and Mr. Pabrai as joint tenants with rights of survivorship, (b) 2,098 shares of common stock held by Rainbee, Inc. (a corporation wholly-owned by Ms. Kapoor), (c) 736 shares of common stock held by the IRA FBO Harina Kapoor and (d) 7,198 shares of common stock held by Mr. Pabrai, as trustee, for the benefit of others under the Uniform Gifts to Minors Act.

CUSIP No. 41754V103                                          Page 11 of 14 pages

(c) Dalal Street, LLC and Mohnish Pabrai, in his capacity as chief executive officer of Dalal Street, Inc., have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of the shares of Common Stock set forth opposite the name of each of PIF2, PIF4 and PIF3 in the table above. Dalal Street, LLC and Mohnish Pabrai disclaim beneficial ownership of any such shares of Common Stock except to the extent of their pecuniary interest therein, if any. Mohnish Pabrai and Harina Kapoor share the power to vote or to direct the vote and the power to dispose or to direct the disposition of 88,034 shares of Common Stock set forth opposite their respective names in the table above. Harina Kapoor, in her capacity as President of Rainbee, Inc. ("Rainbee"), and Mohnish Pabrai, in his capacity as husband and advisor, have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of the shares of Common Stock set forth opposite the name of Rainbee, Inc. Mohnish Pabrai and Harina Kapoor disclaims beneficial ownership of any such shares of Common Stock of Rainbee except to the extent of his or her pecuniary interest therein, if any. Harina Kapoor, in her capacity as account holder, and Mohnish Pabrai, in his capacity as husband and advisor, have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of the shares of Common Stock held by the IRA FBO Harina Kapoor. Mohnish Pabrai disclaims beneficial ownership of any such shares of Common Stock held by the IRA FBO Harina Kapoor except to the extent of his pecuniary interest therein, if any.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
         [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         This Schedule 13G is being filed jointly pursuant to Rule 13d-1(k). As a result of the relationships among the Reporting Persons described herein, some or all of the Reporting Persons may be deemed to comprise a "group" within the meaning of Section 13 of the Act and the Rules promulgated thereunder. However, the Reporting Persons deny such group status.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 41754V103                                          Page 12 of 14 pages



                                                    SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2006

THE PABRAI INVESTMENT FUND II, L.P.

     By: Dalal Street, LLC, Its General Partner

           By: /s/ Mohnish Pabrai
               ---------------------------------------
               Mohnish Pabrai, Chief Executive Officer


PABRAI INVESTMENT FUND 3, LTD.

     By:  /s/ Mohnish Pabrai
         ---------------------------------------------
         Mohnish Pabrai, President


THE PABRAI INVESTMENT FUND IV, L.P.

     By: Dalal Street, LLC, Its General Partner

           By: /s/ Mohnish Pabrai
               ---------------------------------------
               Mohnish Pabrai, Chief Executive Officer


DALAL STREET, LLC.

     By:  /s/ Mohnish Pabrai
          --------------------------------------------
          Mohnish Pabrai, Chief Executive Officer


RAINBEE, INC.

     By:  /s/ Harina Kapoor
          --------------------------------------------
          Harina Kapoor, President


/s/ Harina Kapoor
------------------------------------------------------
Harina Kapoor


/s/ Mohnish Pabrai
------------------------------------------------------
Mohnish Pabrai

CUSIP No. 41754V103                                          Page 13 of 14 pages

                                  EXHIBIT INDEX


EXHIBIT                DESCRIPTION
--------------------------------------------------------------------------------
EXHIBIT A              JOINT REPORTING AGREEMENT